

July 23, 2012

Via E-mail
William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
1150 Hillsboro Mile
Suite 1004 2-102
Hillsboro Beach, FL 33062

     Re: **Ballroom Dance Fitness, Inc.**
              Amendment No. 16 to Registration Statement on Form S-1
              Filed July 16, 2012
              File No. 333-167249

Dear Mr. Forhan:

      We have received your response to our comment letter dated July 3, 2012 and have the following additional comments.

Risk Factors, page 10

1. We note your response to our prior comment 3 that you have added a risk factor that addresses the risk that your financial results may be impacted because receiving a dance certification from you is discretionary as the dance instructors are not required to receive certification by any sanctioning body. We are unable to find such revised disclosure in your registration statement and note that the response in your response letter does not address the risk identified in our prior comment 3. Please revise your registration statement to add a risk factor that addresses the risk that your financial results may be negatively impacted because dance instructors are not required to receive certification from you by any sanctioning body.

Description of Business, page 19

Organizational History, page 19

2. Please revise to delete your projection on page 20 that you will earn revenues of $65,000 in 2012 from 260 instructors and $355,000 in 2013 from 1,420 instructors.

      You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Diane Dalmy, Esq.